Mail Stop 4561

May 16, 2006

Mr. Russell Breeden, III
Chairman of the Board, Chief Executive Officer and President
Blue River Bancshares, Inc.
29 E. Washington Street
Shelbyville, Indiana 46176
Via Mail and Facsimile (317) 681-1333

> **Re:** **Blue River Bancshares, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **File No. 0-24501**

Dear Mr. Breeden:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Joyce Sweeney
Accounting Branch Chief